As filed with the Securities and Exchange Commission on October 30, 2026	Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

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SCANCELL HOLDINGS PLC
(Exact name of issuer of deposited securities as specified in its charter)

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N/A
(Translation of issuer’s name into English)

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England and Wales
(Jurisdiction of incorporation or organization of issuer)

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CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

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388 Greenwich Street
New York, New York 10013
(877) 248-4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
Tel: (800) 221-0102
(Address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Claire Keast-Butler Courtney Thorne Rita Sobral Cooley (UK) LLP 22 Bishopsgate London EC2N 4BQ, UK +44 (0) 20 7583 4055	Jason W. Parsont, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 (212) 506-2500

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☒

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive ten (10) ordinary shares of Scancell Holdings plc (the “Company”)	100,000,000 ADSs	$5.00	$5,000,000.00	$435.00

*	Each unit represents 100 ADSs.

**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office	Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities	Face of Receipt - Top Center.

Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

(v)	The sale or exercise of rights	Reverse of Receipt - Paragraphs (15) and (17).

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt - Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2. AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Form of Deposit Agreement, by and among Scancell Holdings plc (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity to be created by the Deposit Agreement, by and among Scancell Holdings plc, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 30, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive ten (10) ordinary shares of Scancell Holdings plc.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Scancell Holdings plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Oxford, United Kingdom, on October 30, 2026.

SCANCELL HOLDINGS PLC

By:	/s/ Phillip L’Huillier
Name: Phillip L’Huillier
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Phillip L’Huillier, David Schilansky and Lindy Durrant to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on October 30, 2026.

Signature	Title

/s/ Phillip L’Huillier	Chief Executive Officer (principal executive officer)
Phillip L’Huillier

/s/ David Schilansky	Chief Financial Officer (principal financial officer)
David Schilansky

/s/ Alex Hayward	Finance Director and Company Secretary (principal accounting officer)
Alex Hayward

/s/ Jean-Michel Cosséry	Director
Jean-Michel Cosséry

/s/ Susan Clement Davies	Director
Susan Clement Davies

/s/ Lindy Durrant	Director
Lindy Durrant

/s/ Ursula Ney	Director
Ursula Ney

/s/ Florian Reinaud	Director
Florian Reinaud

/s/ Martin Diggle	Director
Martin Diggle

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in New York, United States, on October 30, 2026.

Authorized Representative in the United States

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries
Title: Senior Vice President on behalf of Cogency Global Inc.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Form of Deposit Agreement

(d)	Opinion of counsel to the Depositary

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